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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Turkish Investment Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

900145103

(Cusip Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 900145103

1.	Name of Reporting Person: Kuwait Investment Authority, as agent for the Government of the State of Kuwait		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Kuwait

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 433,500 shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 433,500 shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 433,500 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.7%

12.	Type of Reporting Person: OO

Item 1(a).	Name of Issuer:

Turkish Investment Fund, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1221 Avenue of the Americas
New York, NY 10020

Item 2(a).	Name of Person Filing:

Kuwait Investment Authority, as agent for the Government of the State Kuwait

Item 2(b).	Address of Principal Business Office:

Kuwait Investment Authority
Ministries Complex, Block 3
Safat, Kuwait 13001

Item 2(c).	Citizenship:

Kuwait

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:
900145103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 433,500 shares

(b)	Percent of class: 7.7%

(c)	Number of shares as to which the Kuwait Investment Authority has:

(i)	Sole power to vote or to direct the vote: 433,500

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 433,500

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

KIA, an agency of the Government of the State of Kuwait, holds all of its investments, including the Shares, on behalf of the Government of the State of
Kuwait.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2004	KUWAIT INVESTMENT AUTHORITY, as Agent for the Government of Kuwait
	By:	/s/ Bader M. Al Sa’ad
		Name:	Bader M. Al Sa’ad
		Title:	Managing Director